FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Launches Mobile App Development Award at Canada-Wide Science Fair 2014	3.

Document 1

  NEWS RELEASE

April 17, 2014

FOR IMMEDIATE RELEASE

BlackBerry Launches Mobile App Development Award at
Canada-Wide Science Fair 2014

Winners will receive mentorship, BlackBerry smartphones and cash prizes

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) announced the launch of the BlackBerry Smartphone App Development Award for Canada-Wide Science Fair 2014, the largest and most established science-based competition for students in the country. As a champion of STEM (Science, Technology, Engineering and Mathematics) education in Canada, BlackBerry’s new award will provide students with the unique opportunity of showcasing their scientific and technical chops in a competition to build the best mobile application.

Top winners of the Smartphone App Development Award will each receive one-on-one mentorship with a BlackBerry mobile application developer expert, a BlackBerry 10 smartphone, and cash prizes. The award consists of three categories: Junior (grades 7 and 8 or Secondary I and II in Québec), Intermediate (grades 9 and 10 or Secondary III and IV in Québec) and Senior (grades 11 and 12 or Secondary V, Cégep I and II in Québec). To be eligible, students are required to build a mobile application using PhoneGap or Appcelerator that meets the BlackBerry 10 UI guidelines. This means the application will be eligible for the Built for BlackBerry certification and can be easily deployed to other mobile platforms.

“Over the years, Canada-Wide Science Fair has captured the imaginations of countless students who continue to push the boundaries of science with their truly astounding creations," said Brad McCabe from Youth Science Canada. "The introduction of the BlackBerry Smartphone App Development Award will continue the CWSF tradition of instilling the spirit of innovation in participants and prepare them for the bright opportunities of a future career in science - especially in the rapidly growing field of mobile computing.”

Darrell May is a testament to the role that Canada-Wide Science Fair plays as a platform in nurturing young and talented individuals for a successful future career in the STEM fields. Darrell, a Software Architect at BlackBerry, attended and won at Canada-Wide Science Fair more than 20 years ago. He currently holds 24 patents, with 23 patents pending, and plays an integral role in product development at BlackBerry.

“We are pleased to support Canada-Wide Science Fair, and to introduce the new BlackBerry Smartphone App Development Award to broaden scientific learning in a fun and challenging way. CWSF is a great platform to encourage the next generation to continue pursuing their love for science and technology,” said Martyn Mallick, Vice President, Global Alliances and Ecosystems at BlackBerry.

Submissions and Judging

Approximately 500 budding scientists who have competed and won at their regional science fairs will be descending on Canada-Wide Science Fair for the national championship in Windsor from May 10-17, 2014.

Finalists will demonstrate their scientific creations to a panel of distinguished judges, which includes two BlackBerry Employees. All submissions will be judged based on the key criteria of scientific thought, originality, creativity and communication.

Students can compete at one of 102 regional science fairs happening across Canada from now until April 30, 2014. For more information on how to participate or locate a regional science fair, please visit: https://secure.youthscience.ca/fairlocator/

For more information about Canada-Wide Science Fair, please visit: https://cwsf.youthscience.ca/

About Canada-Wide Science Fair
Since 1962, Youth Science Canada has been Canada's leading organization for the promotion of innovation and celebration of excellence in science, engineering and technology among our nation's youth. A national, registered charitable organization, Youth Science Canada hosts the annual Canada-Wide Science Fair and provides or partners in programs to increase awareness and involvement of youth in science, engineering and technology, to engage, mentor and recognize Canada’s young scientists, and to engage leading public and private sector organizations in the development of a national science, engineering and technology network of Canadian youth. For more information, please visit http://youthscience.ca.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contacts:
Barb Tate
Canada-Wide Science Fair
barb.tate@youthscience.ca / 1-866-341-0040 or 403 381-0748

Kiyomi Rutledge
BlackBerry
krutledge@blackberry.com  / 519-597-1321

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 17, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer